

February 1, 2011

Mr. John A. Kallassy
Treasurer and Chief Financial and Accounting Officer
Speedus Corp.
1 Dag Hammarskjold Blvd.
Freehold, New Jersey 07728

> **Re:** **Speedus Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Response Letter Dated January 21, 2011**
> **File No. 0-27582**

Dear Mr. Kallassy:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 21

1.   We note your responses to our prior comments 1, 2 and 7 from our letter dated December 16, 2010. Please file the amended annual and quarterly reports as indicated in your response for Item 9A and Exhibit 31.1 and 31.2.

Consolidated Balance Sheets

2.   We note your response to prior comment 3. Please provide us with additional details regarding how you analyzed the collectability of this specific amount at the time you recognized revenue in August 2009. Further, in light of the offer to pay 30% of the balance, please explain why you concluded it was appropriate to write-off the full receivable. Finally, tell us whether you subsequently collected any amounts on this receivable.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief